BY COURIER

Kamps AG

Kamps AG • Prinzenallee 13 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

02015252

February 14, 2002

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

Dunja Dittmar
Kamps AG

Enclosure

Kamps AG
Prinzenallee 13
40549 Düsseldorf
Telefon (02 11) 53 06 34-0
Telefax (02 11) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Kamps has placed Senior Notes due 2009 successfully

Düsseldorf, 14. February 2002 Kamps AG has priced its offering of Senior Notes due 2009. Strong demand from investors allowed the Company to increase the offering to Euro 325 million from Euro 300 million and price the offering without a new issue premium. The Notes carry an 8.5% coupon (semi annual) and have a yield of 369 basis points over the benchmark Bund. The Company further announced that there were over 90 institutional investors from both Europe and the United States in the transaction and that interest in the offering outstripped supply by nearly 3 times. The Notes offering is part of the Company's Euro 725 million refinancing package launched late last year. The refinancing package included a successful tender for the Company's Euro 660 million Euro LYONs which tender closed in January this year and a fully committed Euro 400 million syndicated bank credit facility.

Contact:
Kamps AG Investor Relations
Thomas Sterz + 49 211 53 06 34 230

Fax +49 211 53 06 34 67
Website: www.kamps.de
e-mail: info@kamps.de